Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED LOSS
(Unaudited)

Twelve Months Ended March 31, 2016
(millions of dollars)
Operating revenues	$5,147
Fuel, purchased power costs and delivery fees	(2,633)
Net gain from commodity hedging and trading activities	295
Operating costs	(860)
Depreciation and amortization	(787)
Selling, general and administrative expenses	(722)
Impairment of goodwill	(1,500)
Impairment of long-lived assets	(1,865)
Other income	32
Other deductions	(56)
Interest income	1
Interest expense and related charges	(1,545)
Reorganization items	(1,287)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(5,780)
Income tax benefit	1,396
Equity in earnings of unconsolidated subsidiaries (net of tax)	321
Net loss	(4,063)